UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39880

LUXEXPERIENCE B.V.

(formerly MYT Netherlands Parent B.V.)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On November 25, 2025, LuxExperience B.V. (NYSE: LUXE) announced the appointment of Francis Belin as new Chief Executive Officer of our Luxury | Mytheresa segment, effective January 1, 2026.

A copy of the press release is attached as Exhibit 99.1 to this report. The information in this Form 6-K, including Exhibit 99.1, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the SEC shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Exhibit No.	Description

99.1	Press Release dated November 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LuxExperience B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: November 25, 2025